Lixiang Education Holding Co., Ltd.

No. 818 Hua Yuan Street

Liandu District, Lishui City, Zhejiang Province, 323000

People’s Republic of China

August 24, 2022

VIA EDGAR AS CORRESPONDENCE

Mr. Tony Watson

Mr. Adam Phippen

Ms. Cara Wirth

Division of Corporation Finance, Office of Trade & Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Lixiang Education Holding Co., Ltd.

Form 20-F for Fiscal Year Ended December 31, 2021

Response dated August 24, 2022

File No. 001-39559

Dear Mr. Watson, Mr. Phippen and Ms. Wirth,

Lixiang Education Holding Co., Ltd., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), is submitting this letter to respond to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated August 10, 2022 (the “Comment Letter”) relating to the Annual Report on Form 20-F filed by the Company on April 29, 2022.

The Company intends to include the disclosure required by the Staff in its amendment to the annual report on Form 20-F for the fiscal year ended December 31, 2021 to be submitted on August 24, 2022 (the “Amended Annual Report”). Set forth below are the responses of the Company to the comments in the Comment Letter. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response.

Form 20-F filed April 29, 2022

Item 3. Key Information, page 4

1.

We note your disclosure in the first paragraph on page 4. Please revise to state specifically that you are not a Chinese operating company but a Cayman Islands holding company with operations conducted by your subsidiaries and through contractual arrangements with a variable interest entity (VIE) based in China and that this structure involves unique risks to investors. Additionally, on page 4, please prominently disclose, if true, that these contracts have not been tested in court. Explain whether the VIE structure is used to provide investors with exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies, and disclose that investors may never hold equity interests in the Chinese operating company. Your disclosure should acknowledge that Chinese regulatory authorities disallow this structure, which would likely result in a material change in your operations and/or a material change in the value of your securities, including that it could cause the value of such securities to significantly decline or become worthless. Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure.

In response to the Staff’s comment, the Company has revised the disclosure in “ITEM 3. KEY INFORMATION - Our Corporate Structure and Contractual Arrangements with Our Consolidated VIEs” on page 5.

2.

We note your disclosure on page 7 in the sections titled “Permissions Required for Our Operations in China” and “The Holding Foreign Companies Accountable Act.” Please revise to provide this disclosure in a more prominent place in the Key Information section. With respect to your disclosure regarding the HFCAA, please specifically name the Accelerating Holding Foreign Companies Accountable Act when discussing the reduction from three years to two.

In response to the Staff’s comment, the Company has revised the disclosure in “ITEM 3. KEY INFORMATION - The Holding Foreign Companies Accountable Act” on page 10, and “ITEM 3. KEY INFORMATION - D. Risk Factors - Risks relating to doing business in China - The newly enacted Holding Foreign Companies Accountable Act and the Accelerating Holding Foreign Companies Accountable Act passed by the U.S. Senate, all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our listing on the Nasdaq Capital Market, and Nasdaq may determine to delist our securities if the PCAOB determines that it cannot inspect or fully investigate our auditor” on page 33.

3.

Clearly disclose how you will refer to the holding company, subsidiaries, and VIEs when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as “we” or “our” when describing activities or functions of a VIE. For example, disclose, if true, that your subsidiaries and/or the VIE conduct operations in China, that the VIE is consolidated for accounting purposes but is not an entity in which you own equity, and that the holding company does not conduct operations. Disclose clearly the entity (including the domicile) in which investors are purchasing an interest. Additionally, we note that your definition of “China” and “PRC” excludes Hong Kong and Macau. Please revise to clarify that the legal and operational risks associated with operating in China also apply to any operations in Hong Kong and/or Macau. Additionally, in an appropriate section, please revise to discuss the regulations that apply to your business operations in Hong Kong.

In response to the Staff’s comment, the Company has revised the disclosure in “ITEM 3. KEY INFORMATION—Our Corporate Structure and Contractual Arrangements with Our Consolidated VIEs” on pages 5-6, and “ITEM 3. KEY INFORMATION—D. Risk Factors—Risks relating to doing business in China—Implementation of the Law of the PRC on Safeguarding National Security in Hong Kong involves uncertainty, and the recent policy pronouncements by the PRC government regarding business activities of U.S.-listed PRC businesses may negatively impact Lixiang’s existing and future operations in Hong Kong” on pages 48-49.

4.

We note your disclosure starting on page 12 describing how cash and assets flow through your organization. Your disclosure in this section should name the specific entities that have and are able to conduct transfers, provide loans, and establish and/or acquire new foreign-invested enterprises, etc., instead of referencing “we.” In that light, please provide a description of how cash is transferred through your organization and disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements. State whether any transfers, dividends, or distributions have been made to date between the holding company, its subsidiaries, and consolidated VIEs, or to investors, and quantify the amounts where applicable. Provide cross-references to the condensed consolidating schedule and the consolidated financial statements.

In response to the Staff’s comment, the Company has revised the disclosure in “ITEM 3. KEY INFORMATION—Cash and Asset Flows through Our Organization” on pages 18-19.

Additionally:

•

Please amend your disclosure here and in the summary risk factors and risk factors sections to state that, to the extent cash in the business is in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you, your subsidiaries, or the consolidated VIEs by the PRC government to transfer cash. On the cover page, provide cross-references to these other discussions.

•

Discuss whether there are limitations on your ability to transfer cash between you, your subsidiaries, the consolidated VIEs or investors. Provide a cross-reference to your discussion of this issue in your summary, summary risk factors, and risk factors sections, as well.

In response to the Staff’s comments on the above two bullet points, the Company has revised the disclosure in “ITEM 3. KEY INFORMATION—Risk Factors Summary—Risks relating to doing business in China” on page 12, “ITEM 3. KEY INFORMATION—Cash and Asset Flows through Our Organization” on page 18-19, and “ITEM 3. KEY INFORMATION – D. Risk Factors—Risks Related to Doing Business in China— Restrictions on currency exchange under PRC laws may limit our ability to convert cash derived from our operating activities into foreign currencies and may materially and adversely affect the value of your investment” on pages 44-45.

•

To the extent you have cash management policies that dictate how funds are transferred between you, your subsidiaries, the consolidated VIEs or investors, summarize the policies on your cover and disclose the source of such policies (e.g., whether they are contractual in nature, pursuant to regulations, etc.); alternatively, state on the cover page that you have no such cash management policies that dictate how funds are transferred.

In response to the Staff’s comment, the Company has revised the disclosure in “ITEM 3. KEY INFORMATION—Cash and Asset Flows through Our Organization” on pages 18-19.

•	The disclosure here should not be qualified by materiality. Please make appropriate revisions to your disclosure, if needed.

In response to the Staff’s comment, the Company has revised the disclosure on the pages as mentioned above.

5.

Disclose clearly that you use a structure that involves VIEs based in China and what that entails and identify the person or entity that owns the equity in each depicted entity, including the sponsorship interest and the ownership of the 57% interest in Beijing Xinxiang. Describe all contracts and arrangements through which you claim to have economic rights and exercise control that results in consolidation of the VIEs’ operations and financial results into your financial statements. Identify clearly the entity in which investors are purchasing their interest and the entity(ies) in which the company’s operations are conducted. Describe the relevant contractual agreements between the entities and how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Disclose the uncertainties regarding the status of the rights of the Cayman Islands holding company with respect to its contractual arrangements with the VIEs, their founders and owners, and the challenges you may face enforcing these contractual agreements due to legal uncertainties and jurisdictional limits. Additionally, we note the dashed line with the arrow from Liandu WFOE to various PRC entities. Please clarify whether there are VIE arrangements with each of the PRC entities. Further, please revise so that the diagram does not use solid lines to denote relationships with the VIEs, but instead uses dashed lines without arrows.

In response to the Staff’s comment, the Company has revised the disclosure in “ITEM 3. KEY INFORMATION—Our Corporate Structure and Contractual Arrangements with Our Consolidated VIEs” on pages 7-9, “ITEM 3. KEY INFORMATION—Risk Factors Summary—Risks relating to our corporate structure” on page 11, “ITEM 3. KEY INFORMATION – D. Risk Factors - Risks relating to our corporate structure—We may have to incur additional costs and expend substantial resources to enforce our contractual arrangements, temporarily or permanently lose control over our primary operations or lose access to our primary sources of revenue, if our VIEs or their respective ultimate shareholders fail to perform their obligations under our contractual arrangements” on page 39, “ITEM 3. KEY INFORMATION – D. Risk Factors - Risks relating to our corporate structure—If the PRC government determines that the contractual arrangements constituting part of our VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, we may be unable to assert our contractual rights over the assets of the VIEs, and our ADSs or ordinary shares may decline in value or become worthless” on page 42, and “ITEM 3. INFORMATION ON THE COMPANY—C. Organizational Structure” on pages 81-83.

6.

Please revise to disclose your Risk Factors Summary in a more prominent place in your disclosure. In your summary of risk factors, disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the document. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your securities. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Please include a cross-reference from each summary risk factor to the relevant individual detailed risk factor.

In response to the Staff’s comment, the Company has revised the disclosure in “ITEM 3. KEY INFORMATION—Risk Factors Summary” and moved this section to pages 11-13.

7.

In the Permissions Required for Our Operations in China section on page 7, please disclose each permission or approval that you, your subsidiaries, or the VIEs are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you, your subsidiaries, or VIEs are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve the VIEs’ operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you, your subsidiaries, or the VIEs: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future. Additionally, we note that you do not appear to have relied upon an opinion of counsel with respect to your conclusions regarding permissions and approvals to operate your business and to offer securities to investors. If true, state as much and explain why such an opinion was not obtained. However, we also note that you did consult with your PRC counsel with respect to your ownership structure and contractual arrangements, as disclosed on page 89. Please revise to name counsel in that disclosure.

In response to the Staff’s comment, the Company has revised the disclosure in “ITEM 3. KEY INFORMATION—Permissions Required for Our Operations in China” on pages 9-10, “ITEM 3. KEY INFORMATION – D. Risk Factors—Risks relating to our business and industry—We may not be able to obtain all necessary approvals, licenses and permits and to make all necessary registrations and filings for our educational and other services in China” on pages 27-28, “ITEM 3. KEY INFORMATION – D. Risk Factors—Risks relating to doing business in China—Any actions by the Chinese government, including any decision to intervene or influence the operations of our PRC subsidiaries or our VIE or to exert control over any offering of securities conducted overseas and/or foreign investment in China-based issuers, may cause us to make material changes to the operations of our PRC subsidiaries or our VIE, may limit or completely hinder our ability to offer or continue to offer securities to investors, and may cause the value of such securities to significantly decline or be worthless” on page 48, and “ITEM 3. INFORMATION ON THE COMPANY—C. Organizational Structure—Contractual Arrangements” on page 86, relying on the opinion of our PRC counsel.

8.

We note your disclosure on page 12. Provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements. Quantify any cash flows and transfers of other assets by type that have occurred between each of the holding company, its subsidiaries, and the consolidated VIEs, and direction of transfer. Quantify any dividends or distributions that a subsidiary or consolidated VIE have made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date, not just for the years ended 2019, 2020, and 2021. We also note your disclosure on page 13. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries and/or the consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements. Please describe here the PRC requirements for appropriation to the statutory reserves and further restrictions applicable to non-profit private schools. Provide cross-references to the condensed consolidating schedule and the consolidated financial statements.

In response to the Staff’s comment, for disclosure on cash transfer and dividend contribution, the Company has revised the disclosure in “ITEM 3. KEY INFORMATION—Cash and Asset Flows through Our Organization” on pages 18-19.

For disclosure on restrictions and limitations on our ability to distribute earnings from the company, please refer to the disclosure in “ITEM 3. KEY INFORMATION—Cash and Asset Flows through Our Organization” and “ITEM 3. KEY INFORMATION—Restrictions and Limitations on Transfer of Cash and dividend distribution” on pages 18-19, and “ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS—B. Liquidity and Capital Resources—Holding Company Structure” on page 99.

9.

We note your risk factor disclosure at the bottom of page 37. Please revise to also acknowledge that if such regulations change or are interpreted differently, it may result in your inability to assert contractual control over the assets of your PRC subsidiaries or the VIEs that conduct all or substantially all of your operations.

In response to the Staff’s comment, the Company has revised the disclosure in “ITEM 3. KEY INFORMATION—D. Risk Factors—Risks relating to corporate structure—If the PRC government determines that the contractual arrangements constituting part of our VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, we may be unable to assert our contractual rights over the assets of the VIEs, and our ADSs or ordinary shares may decline in value or become worthless” on page 38.

10.

We note your risk factor disclosure on page 32 regarding the Holding Foreign Companies Accountable Act. Where you discuss that “the U.S. Senate passed a bill, which would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two,” please revise to name the Accelerating Holding Foreign Companies Accountable Act and disclose that if enacted, in addition to reducing the number of consecutive non-inspection years from three to two, it would reduce the time before your securities may be prohibited from trading or delisted.

In response to the Staff’s comment, the Company has revised the disclosure in “ITEM 3. KEY INFORMATION—The Holding Foreign Companies Accountable Act” on page 10, and “ITEM 3. KEY INFORMATION—D. Risk Factors—Risks relating to doing business in China—The newly enacted Holding Foreign Companies Accountable Act and the Accelerating Holding Foreign Companies Accountable Act passed by the U.S. Senate, all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our listing on the Nasdaq Capital Market, and Nasdaq may determine to delist our securities if the PCAOB determines that it cannot inspect or fully investigate our auditor” on page 33.

11.

We note your risk factor disclosure on page 50 regarding the CAC. Please revise your disclosure to explain how this oversight may impact your business and your offering. We also note your determination that you believe that you “currently are not required to obtain clearance from the Cyberspace Administration of China for our offering under the Measures for Cybersecurity Review or the Opinions on Strictly Cracking Down on Illegal Securities Activities.” We note that you do not appear to have relied upon an opinion of counsel with respect to your conclusions that you do not need any permissions and approvals to operate your business and to offer securities to investors. If true, state as much and explain why such an opinion was not obtained.

In response to the Staff’s comment, the Company has revised the disclosure in “ITEM 3. KEY INFORMATION—Permissions Required for Our Operations in China” on page 10, and “ITEM 3. KEY INFORMATION—D. Risk Factors—Risks relating to doing business in China—Failure to comply with governmental regulations and other legal obligations concerning data protection and cybersecurity may materially and adversely affect our business, as we routinely collect, store and use data during the conduct of our business” on page 50, relying on the opinion from our PRC counsel.

12.	We note several statements in your annual report regarding the impact that certain education-related regulations may have on your business. Please revise, as appropriate, to disclose:

•

When you expect that the local government and education authorities in Qingtian County, Lishui City and/or Zhejiang Province to issue rules, guidelines or opinions on the interpretation, application and implementation of the 2021 Implementation Rules and/or separate education-related. If such statements have been made, please revise to summarize the material information and disclose how such regulations have or may impact your business.

•

Which government authorities you are seeking guidance from and cooperating with in order to comply with the 2021 Implementation Rules. In that light, we note that you are “carefully evaluating the possible impact of the 2021 Implementation Rules on your business development and financial performance.” To the extent possible, please quantify such impacts.

In response to the Staff’s comments on the above two bullet points, the Company has revised the disclosure in “ITEM 3. KEY INFORMATION—D. Risk Factors—Risks relating to our business and industry - Significant uncertainties exist in relation to the interpretation and implementation of, or proposed changes to, the PRC laws, regulations and policies regarding the private education industry. In particular, our compliance with the 2021 Implementation Rules for Private Education Laws has materially and adversely affected and may materially and adversely affect our business, financial condition, results of operations and prospect” on pages 23-24.

•	The expected substantial costs and significant resources that you may incur in exercising your option to acquire school sponsor’s interest in Qingtian International School.

Please refer to our disclosure in “ITEM 3. KEY INFORMATION – D. Risk Factors—Risks relating to our corporate structure - Our exercise of the option to acquire school sponsor’s interests in Qingtian International School may be subject to certain limitations and we may incur substantial costs and spend significant resources to enforce the option under the contractual arrangements” on page 40.

13.

We note your disclosure on page 7 regarding the Holding Foreign Companies Accountable Act. Please revise to specifically disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your securities. Disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021.

In response to the Staff’s comment, the Company has revised the disclosure in “ITEM 3. KEY INFORMATION—The Holding Foreign Companies Accountable Act” on page 10, and “ITEM 3. KEY INFORMATION—D. Risk Factors—Risks relating to doing business in China—The newly enacted Holding Foreign Companies Accountable Act and the Accelerating Holding Foreign Companies Accountable Act passed by the U.S. Senate, all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our listing on the Nasdaq Capital Market, and Nasdaq may determine to delist our securities if the PCAOB determines that it cannot inspect or fully investigate our auditor” on page 33.

Item 19. Exhibits

Exhibits 12.1 and 12.2, page 140

14.

We note the certifications provided in Exhibits 12.1 and 12.2 do not include paragraph 4(b) referring to internal control over financial reporting after the end of the transition period that allows these omissions. Please amend the filing to provide revised certifications. You may file an abbreviated amendment that is limited to the cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the certification. Refer to Exchange Act Rule 13a-14(a) and Item 601(b)(31) of Regulation S-K.

In response to the Staff’s comment, we have provided the certifications pursuant to Section 302 of the Sarbanes Oxley Act accordingly.

Consolidated Balance Sheets, page F-3

15.

Please tell us why you adjusted total assets and total liabilities balances from those included in your Form 20-F for the year ended December 31, 2020 and your basis in GAAP for doing so. Please also tell us your basis in GAAP for separately presenting assets and liabilities that belong to discontinued operations.

The Company respectfully informs the Staff that the Company would like to introduce the business background of discontinued operations. On May 14, 2021, the General Office of the State Council of the People’s Republic of China (the “PRC State Council”) announced the Implementation Rules, which became effective on September 1, 2021. Under the Implementation Rules, private schools providing compulsory education have become prohibited from being controlled through contractual arrangement and conducting transactions with their related parties and hence, significantly affecting the enforceability of the exclusive management services and business cooperation agreements with the Lianwai School that is providing compulsory education. As a result of the effectiveness of the Implementation Rules, the Company is no longer be able to exercise its power under the contractual arrangements to direct the relevant activities that would most significantly affect the economic performance of Lianwai School, and hence, management has determined that as of August 31, 2021, the Company has lost control over Lianwai School. We have disclosed the background and impact from the effectiveness of the Implementation Rules. See “NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—Note 1 Organization and Principal Activities” in consolidated financial statements on F-9.

In connection with the loss of control and deconsolidation of Lianwai School, the Group’s board of directors has decided that Lianwai School should be accounted for as an discontinued operation as it is no longer able to direct the assets and activities of Lianwai or be entitled to the economic benefits resulting from its operations, the board is developing a disposal plan that will make best efforts to minimize loss for the Company. Pursuant to ASC205-20-45-10, “If a discontinued operation is disposed of before meeting the criteria in paragraph 205-20-45-1E to be classified as held for sale, an entity shall present the assets and liabilities of the discontinued operation separately in the asset and liability sections, respectively, of the statement of financial position for the periods presented in the statement of financial position before the period that includes the disposal.”, the Company therefore separately presented assets and liabilities that belong to discontinued operations.

The total assets and total liabilities balances from those included in the Form 20-F for the year ended December 31, 2020 were adjusted, because the intercompany balances between continuing operations and discontinued operations were not eliminated. Subtopic 205-20 does not provide guidance on the treatment of intercompany balances if these balances will not be settled on disposal. Similar to the approach taken for the income statement pursuant to ASC 205-20-50-4B, “An entity shall disclose the following in the notes to financial statements for each discontinued operation in which the entity retains significant continuing involvement after the disposal date: a. …; b. …; c. For all periods presented, both of the following:(1)…; (2) Revenues or expenses presented, if any, in continuing operations after the disposal transaction that before the disposal transaction were eliminated in consolidated financial statements as intra-entity transactions.”, we consider it would be acceptable to reinstate the intercompany balances between continuing operations and discontinued operations as the settlement schedule of the balances are still under negotiation between Lianwai School and the Group, in conjunction with the disposal plan of Lianwai School in response to the Implementation Rules, and we consider it would be better to reinstate instead of eliminate the intercompany balances upon consolidation for investors to gain an understanding of the details regarding intercompany balances and the changes of balances between continuing operations and discontinued operations in the reporting periods.

Note 3. Discontinued operation, page F-24

16.

Please tell us the nature of the line items titled Amounts due from/to continuing operations in your schedule of major assets and liabilities from discontinued operations on page F-24 and why amounts were not eliminated upon consolidation with Amounts due from/to continuing operations recorded on the face of your consolidated balance sheets on page F- 3 consistent with the prior year presentation. Also, please tell us your consideration of disclosing if the Lianwai School was disposed of by sale, abandonment or in a distribution to owners in a spinoff. Refer to ASC 205-20-45-1B.

The Company respectfully informs the Staff that as of December 31, 2020, amounts due from continuing operations of RMB254 million, comprising of RMB187 million which Lianwai School made the payment of purchase of land use rights and the construction of buildings on behalf of Lishui Mengxiang VIE, and RMB67 million for investment purpose to acquire Beijing Pengxiang Tianxia Education Technology Co., Ltd. and Qingtian Overseas Chinese International School. Amounts due to continuing operations of RMB9 million as of December 31, 2020, comprised of RMB5 million payable for food procurement service, and RMB4 million for sales of uniforms provided by continuing operations.

Intercompany balances between continuing operations and discontinued operations were not eliminated upon consolidation due to the consideration analyzed under the response of Question 15.

Pursuant to ASC 205-20-45-1B,

“A disposal of a component of an entity or a group of components of an entity shall be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results when any of the following occurs:

a. …

b. The component of an entity or group of components of an entity is disposed of by sale.

c. The component of an entity or group of components of an entity is disposed of other than by sale in accordance with paragraph 360-10-45-15 (for example, by abandonment or in a distribution to owners in a spinoff).”

As introduction of the background to deconsolidate Lianwai School under the response of Question 15, Lianwai School was deconsolidated due to the effectiveness of Implementation Rules. We consider Lianwai School was disposed of other than by sale, but due to the regulation restriction. The Group is continuously keeping close attention to the detail guidance of Implementation Rules announced by PRC State Council and related education department. As of the date, specific business disposal plan in response to Implementation Rules is still under discussion by management; a comprehensive solution that considers the interest of investors as well as compliance with the Implementation Rules and other applicable PRC regulations is necessary and being developed.

17.

Please tell us why you disclose assets and liabilities as of December 31, 2021 considering the deconsolidation of the Affected Entity in fiscal 2021. In this regard, these amounts do not appear to be in your December 31, 2021 consolidated balance sheet.

The Company respectfully informs the Staff that assets and liabilities as of December 31, 2021 were inadvertently included in the disclosure of major classes of assets and liabilities from the discontinued operations. In response to the Staff’s comments, we have revised our disclosure on page F-24 of Amendment No.1 to the Form 20-F.

18.	Please tell us your consideration of impairing Affected Entity’s assets prior to deconsolidation.

The Company respectfully informs the Staff that upon the release of the Implementation Rules in May 2021, the Group identified impairment indicators relating to assets associated with the cash generating units (the “CGUs”) relating to Lianwai School, considering the impending loss of control and the uncertainties associated with the ability to recover from the net assets arising from the impact of Implementation Rules. Assets and liabilities as of December 31, 2021 were inadvertently included in the disclosure of major classes of assets and liabilities from the discontinued operations. Implementation Rules became effective from September 1, 2021, and prior to deconsolidation, as the Group did not determine the specific disposal plan of Lianwai School in response to Implementation Rules, the Group recognized one-off loss of RMB249 million, equal to the net assets of Lianwai School on deconsolidation date. Since the Group has already recognized full loss of net assets of Lianwai School on September 1, 2021, the Group did not accrue impairment loss of long-lived assets of Lianwai School separately.

19.

We note your disclosure on page 101 that the amounts due to Lianwai School will be settled through a negotiation between Lianwai School and you. Please tell us about the anticipated negotiation, the parties involved and how each was considered in your accounting prior to and at deconsolidation.

The Company respectfully informs the Staff that prior to the deconsolidation, the Group held several meetings involved management of the Group and Lianwai School, local legal counsel to discuss the impact of Implementation Rules including the settlement of amounts due to Lianwai School. As there is no any detail guidance of Implementation Rules announced by PRC State Council or related education department, the Group did not decide the specific disposal plan including the settlement schedule of amounts due to Lianwai School prior to and at deconsolidation. However, the management of Lianwai School and the Group reach consensus that the settlement schedule would be decided through negotiation, taking fully consideration of the liquidity of the Group and the compliance with the Implementation Rules and other applicable PRC regulations. Besides, the Group may obtain recovery from the disposal of Lianwai School, or obtain relief of amounts due to Lianwai School through negotiation, and hence, the Group considers it would not raise a significant doubt to the Group’s going-concern basis in the accounting.

General

20.

In an appropriate place in your annual report, for example, in your risk factor on page 43 where you discuss service of legal process, please name the directors, officers, or members of senior management located in the PRC/Hong Kong and include a separate “Enforceability” section that addresses whether or not investors may being actions under the civil liability provisions of the U.S. federal securities laws against you, your officers or directors who are residents of a foreign country, and whether investors may enforce these civil liability provisions when your assets, officers, and directors are located outside of the United States.

In response to the Staff’s comment, the Company has added the section of “ENFORCEABILITY OF CIVIL LIABILITIES” on page 3.

21.

We note your risk factor disclosure on page 70 regarding the Guidelines for Further Easing the Burden of Excessive Homework and Off-campus Tutoring for Students at the Stage of Compulsory Education. Please revise to disclose the impact, if any, that these measures had or may have on your operational decisions, business, and results of operations. Specifically, please disclose the impact, if any, on Qingtian International School and Vocational Training Institutions. To the extent that these measures present additional material risks, please revise your risk factor to state as much.

In response to the Staff’s comment, the Company has revised the disclosure in “ITEM 4. INFORMATION ON THE COMPANY—B. Business Overview Regulation – Regulations on Private Education in the PRC—Guidelines for Further Easing the Burden of Excessive Homework and Off-campus Tutoring for Students at the Stage of Compulsory Education” on page 68.

In connection with these responses, we acknowledge the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions about the responses contained herein, please contact Siyi Ye at +86-0578-2267142 or by email at irlxeh@lsmxjy.com.

Yours sincerely,

Lixiang Education Holding Co., Ltd.

By:	/s/ Biao Wei
Name: Biao Wei
Title: Chief Executive Officer